MOL Plc.
Finance

RECEIVED

2008 OCT 27 A 11: 32

10th October, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

SUPPL

[redacted]

08005592

Attention: **Special Counsel**
Office of International Corporate Finance

<u>*MOL ~~Magyar Olaj- és Gázipari Rt.~~*</u>
<u>*Rule 12g3-2(b) File No. 82-4224*</u>

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
OCT 29 2008
THOMSON REUTERS

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

MOL Plc.

INVESTOR NEWS

10 October 2008

MOL ownership in INA increased to 47.15%

MOL Plc. hereby informs the capital markets participants that via a successful voluntary public offer its ownership in INA has increased to 47.15%. According to the official data from the Central Depository Agency of Croatia a total of 2,215,469 shares have been sold to MOL during the public offer for a price of HRK 2,800 per share. MOL has secured the appropriate sources for the settlement of the transaction. The competition review process is ongoing although it does not effect the settlement of the offer.

Mr Zsolt Hernádi, Chairman - CEO of MOL Group commented:

"I believe that with the public offer we have shown our commitment in a transparent way towards both INA and Croatia. With the high acceptance of the public offer we have made another important step toward the realization of our strategic goal: strengthening the partnership with INA. On the basis of the existing Shareholders Agreement between the Government and MOL, we are prepared to continue the talks with the Government about the future development and governance of INA."

Note for the Editors:

MOL Nyrt. is a leading independent, international and integrated oil and gas company in Central-Eastern Europe, headquartered in Budapest. MOL Group has a market capitalization of over USD 14.5 bn as of 30 June 2008, has operations in Europe, Middle East, Africa and the CIS member states and it employs over 15,000 people worldwide. MOL also owns 3 highly complex refineries in Hungary, Slovakia and Italy and according to Wood Mackenzie global survey MOL's refineries in Hungary and in Slovakia are the most efficient refineries in Europe. MOL operates over 1000 filling stations in Central and South Eastern Europe. At the end of 2007 MOL had 340.6 million boe P1+P2 hydrocarbon reserves (according to SPE guidelines) and 90.4 thousand boe/day hydrocarbon production. MOL Group also operates over 5,000 km high pressure natural gas pipeline network in Hungary and is involved in the petrochemical business as well.

INA d. d. is a European integrated oil and gas company with a leading role in Croatia and a significant role in the South East Europe and the Adriatic region, headquartered in Zagreb. INA has a market capitalization of over USD 5.5 bn as of 30 June 2008. Beyond having a key role in Croatia INA's exploration and production activities are underway in Angola, Egypt and Syria. At the end of 2007 INA had 375.1 million boe P1+P2 hydrocarbon reserves and 65.3 thousand boe/day hydrocarbon production during 2007. Crosco, a company in INA's full ownership, offers oil field services in Libya, United Arab Emirates, Qatar, Syria and other countries in Africa and the Middle East. INA owns Croatia's two refineries (in Rijeka and Sisak) with a total throughput capacity of 6.7 mtpa and operates a network of 435 filling stations in the country and other 49 in other South East European countries. The Republic of Croatia owns 44.84% of INA shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END